KENT INTERNATIONAL HOLDINGS, INC.
7501 Tillman Hill Road
Colleyville, TX 76034
682-738-8011

May 23, 2011
VIA EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Kent International Holdings, Inc.
Form 8-K for Current Report dated March 22, 2011
Filed March 28, 2011;
Form 10-K for Fiscal Year Ended December 31 2010
Filed March 18, 2011
File No. 000-20726

Dear Mr. Reynolds:

I am writing in response to your letter dated May 9, 2011.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than May 31, 2011.

Sincerely,

/s/ Bryan P. Healey
Bryan P. Healey
Chief Financial Officer